Three Months Ended
                                                  March 31
                                             1998          1997
    Basic:

    Average shares outstanding            18,179,043       18,100,954

    Net earnings applicable to common
      stock and common stock equivalents $ 4,905,000      $ 4,387,000

    Basic earnings per share                    $.27             $.24


    Diluted:

    Average shares outstanding            18,179,043       18,100,954
    Net effect of dilutive stock
      options based on treasury stock
      method using the average market
      price                                  108,846           61,964

    Average number of common shares
      and common equivalent shares        18,287,889       18,162,908
    Net earnings applicable to
      common stock and common stock
      equivalents                        $ 4,905,000      $ 4,387,000

    Basic earnings per share                    $.27             $.24